UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        BIO-REFERENCE LABORATORIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 par value
                         (Title of Class of Securities)

                                   090576 60 2
                                 (CUSIP Number)


                                 Marc D. Grodman
                            481 Edward H. Ross Drive
                         Elmwood Park, New Jersey 07407
                                 (201) 791-2600

          (Name, Address and Telephone Number of Persona Authorized to
                       Receive Notices and Communications)

                                  July 22, 1999
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(d), 24013d-1(f), check the following box.
___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 090576 60 2


1.  Names of Reporting Persons:   Marc D. Grodman
    I.R.S. Identification Nos. of above persons (entities only)
    ========================================================================

2.  Check the Appropriate Box if a Member of a Group (See  Instructions)
    (a)
    (b) X

3.  SEC Use Only
    ========================================================================

4.  Source of Funds (See Instructions)  PF
    ------------------------------------------------------------------------


5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (c)


6.  Citizenship or Place of Organization:   United States


  Number of            7.   Sole Voting Power . . . . . . . . . . . 1,465,778(a)
   Shares
 Beneficially           8.   Shared Voting Power . . . . . . . . . . 196,067(b)
  Owned by
    Each              9.    Sole Dispositive Power. . . . . . . . . 1,465,778(a)
 Reporting
  Person                10.   Shared Dispositive Power. . . . . . . . 196,067(b)
   With
    ------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
     1,661,845 shares (b)


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
    ------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)   20.5%
    ------------------------------------------------------------------------


14. Type of Reporting Person (see instructions) IN

    ------------------------------------------------------------------------

(a) Includes 549,678 shares issuable upon conversion of senior preferred stock and 300,000 share issuable upon exercise of options.

(b) Includes 141,667 shares owned directly by Dr. Grodman's wife and 54,400 shares issuable upon conversion of senior preferred stock owned by Dr. Grodman's wife. Dr. Grodman disclaims beneficial ownership of these shares.

                                 Marc D. Grodman

                               Amendment No. 4 to
                                  Schedule 13D

                                       re

                        Bio-Reference Laboratories, Inc.


Item 1.  Security and Issuer

The issuer of the securities is Bio-Reference Laboratories, Inc. ("BRLI"), a New Jersey corporation with principal offices at 481 Edward H. Ross Drive, Elmwood Park, New Jersey 07407. The equity securities to which this statement related are share of BRLI common stock, $.01 par value.

Item 2.  Identity and Background

Dr. Grodman, whose principal business address is the same as BRLI, is a United States citizen and is the president and chief executive officer of BRLI. During the past five years, Dr. Grodman has not been convicted in a criminal proceeding or been the subject of a judgement, decree or final order of nature described in
Item 2 to Schedule 13D..

Item 3.  Source and Amount of Funds or Other Consideration

The Amendment related to open market purchases made by Dr. Grodman in July 1999 of an aggregate 140,000 shares of BRLI common stock for an aggregate of approximately $138,500. Dr. Grodman used personal funds for these purchases.

Item 4.  Purpose of Transaction

Dr. Grodman purchased the 140,000 shares for investment purposes. With the exception of proposed transactions already publicly disclosed, Dr. Grodman has no current plans involving BRLI which related to the items described in Item 4 of Schedule 13D (a) through (j).

Item 5.  Interest in Securities of the Issuer

(a) BRLI has 7,222,910 shares of common stock issued and outstanding. As a result of the purchases described herein, Dr. Grodman may be deemed the beneficial owner of 1,661,845 shares comprising 20.5% of such common stock. This amount includes 616,100 shares owned directly, 549,678 shares issuable upon conversion of senior preferred stock and 300,000 shares issuable upon exercise of options owned by Dr. Grodman, and 141,667 shares owned directly by Dr. Grodman's wife and 54,400 shares issuable upon conversion of senior preferred stock owned by Dr. Grodman's wife. Dr. Grodman disclaims beneficial ownership of these 196,067 shares beneficially owned by his wife.

(b) At the present time, Dr. Grodman has the sole power to vote the 616,100 shares of common stock and 549,678 shares of senior preferred stock owned by him and the sole power to dispose of or to direct the disposition of such shares as well as the 300,000 shares issuable upon the exercise of options owned by him.

(c) The following table details the transactions in BRLI common stock during the past 6 days by Dr. Grodman. All of such transactions were open market purchases.

    Date         Quantity (in shares)  Price

July 15, 1999            5,000         29/32
July 15, 1999           10,000         15/16
July 15, 1999           11,000         31/32
July 15, 1999           11,100             1

July 19, 1999            1,275         15/15
July 19, 1999            5,100       [  ]/16
July 19, 1999            5,500         31/32
July 19, 1999            6,800             1
July 20, 1999           16,000             1

July 21, 1999            7,200         31/32
July 21, 1999            8,500             1
July 22, 1999              800             1
July 22, 1999            3,400         31/32
July 22, 1999           13,000         29/32

July 22, 1999           34,200             1
July 23, 1999            1,000         15/16
July 26, 1999              125         31/32
                    ----------

                       140,000

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Inapplicable.

Item 7.  Material to be filed as Exhibits

Inapplicable.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  July 27, 1999                /s/ Marc D. Grodman
                                    -------------------
                                    Marc D. Grodman